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                          July 1, 2021

       George Holm
       President and Chief Executive Officer
       Performance Food Group Co
       12500 West Creek Parkway
       Richmond, Virginia 23238

                                                        Re: Performance Food
Group Co
                                                            Registration
Statement on Form S-4
                                                            Filed June 28, 2021
                                                            File No. 333-257454

       Dear Mr. Holm:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Jeremy London, Esq.